Exhibit 99.2
GRAVITY REPORTS SEPARATE FINANCIAL RESULTS FOR 2025
Seoul, South Korea, March 27, 2026 - GRAVITY Co., Ltd. (NasdaqGM: GRVY) (“Gravity” or the “Company”), an online and mobile game developer and publisher based in South Korea, announces its separate financial results for the fiscal year ended December 31, 2025, prepared in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. Financial statements are available on Edgar at http://www.sec.gov.

REVIEW OF FINANCIAL RESULTS

Revenues and Cost of Revenues
Revenues for 2025 were KRW 186,121 million (US$ 128,843 thousand), representing a 3.8% increase from KRW 179,303 million for 2024.
Online game revenue increase by 4.0% to KRW 37,920 million (US$ 26,250 thousand) in 2025 from KRW 36,478 million in 2024. The increase is mainly due to initial revenue from Ragnarok Online America Latina which was launched in Latin America on May 28, 2025.
Mobile game revenue for 2025 was KRW 146,024 million (US$ 101,086 thousand), representing a 2.7% increase from KRW 142,122 million for 2024. This increase was mainly due to initial revenue from Ragnarok M: Classic which was launched in Southeast Asia on February 14, 2025, in Taiwan, Hong Kong and Macau on April 16, 2025 and increased revenue from Ragnarok X: Next Generation in Japan.
Other revenue was KRW 2,177 million (US$ 1,507 thousand) in 2025, representing a 209.7% increase from KRW 703 million in 2024.
Cost of revenues was KRW 78,629 million (US$ 54,431 thousand) in 2025, representing a 1.1% decrease from KRW 79,521 million in 2024. The decrease in cost of revenues was mainly due to decreased commission paid related to game services for Ragnarok X: Next Generation in Korea, Southeast Asia, Taiwan, Hong Kong and Macau and Ragnarok Origin in Korea and Japan.

As a result of the foregoing factors, gross profit for 2025 was KRW 107,492 million (US$ 74,412 thousand), representing a 7.7% increase from KRW 99,782 million for 2024.

Selling, General & Administrative Expenses (“SG&A”)
The Company’s total SG&A increase 16.0% to KRW 64,470 million (US$ 44,630 thousand) in 2025 compared with KRW 55,592 million in 2024. This increase in SG&A was mostly attributable to increased advertising expenses.
Based on the foregoing factors, the Company recorded an operating income of KRW 43,022 million (US$ 29,782 thousand) in 2025, compared to an operating income of KRW 44,190 million in 2024.

Non-operating Income and Non-operating Expenses
Non-operating income for 2025 was KRW 55,123 million (US$ 38,159 thousand) compared with non-operating income KRW 58,155 million in 2024. The decrease in non-operating income was primarily due to impairment losses on investment in subsidiaries in 2025.
Profit before income tax for 2025 was KRW 98,145 million (US$ 67,941 thousand), compared with profit before income tax of KRW 102,345 million in 2024.
Gravity recorded a net income of KRW 82,821 million (US$ 57,333 thousand) in 2025 compared with a net income of KRW 87,892 million in 2024.

The balance of cash and cash equivalents and short-term financial instruments was KRW 419,554 million (US$ 290,439 thousand) as of December 31, 2025.
Note: For convenience purposes only, the KRW amounts have been expressed in U.S. dollars at the rate of KRW 1,444.55 to US$1.00, the noon buying rate in effect on December 31, 2025 as quoted by the Federal Reserve Bank of New York.